UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

001-31921
SEC FILE NUMBER

20451N101
CUSIP NUMBER

(Check One):□Form 10-K □ Form 20-F □ Form 11-K ☑ Form 10-Q □ Form 10-D □ Form N-SAR □ Form N-CSR
For Period Ended: June 30, 2024

□    Transition Report on Form 10-K
□    Transition Report on Form 20-F
□    Transition Report on Form 11-K
□    Transition Report on Form 10-Q
□    Transition Report on Form N-SAR
For the Transition Period Ended: ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Compass Minerals International, Inc.
Full name of Registrant

N/A
Former name if Applicable

9900 W. 109th Street, Suite 100
Address of Principal Executive Office (Street and number)

Overland Park, Kansas 66210
City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

□	(a)	The reasons described in reasonable detail in Part Ill of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Compass Minerals International, Inc. (the “Company”) has determined that it is unable to file its quarterly report on Form 10-Q for the period ended June 30, 2024 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense for the reasons below.

As previously disclosed in the Company’s Current Report on Form 8-K filed July 3, 2024 (the "Form 8-K"), the Company identified misstatements in its (i) unaudited financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, (ii) audited financial statements included in its Annual Report on Form 10-K for the period ended September 30, 2023 (the “2023 Form 10-K”), (iii) unaudited financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2023 and (iv) unaudited financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 (the “Q2 2024 Form 10-Q”). These misstatements are related to (i) certain contingent consideration associated with the Company’s acquisition of Fortress North America, LLC, (ii) historical understatement of work-in-process inventory (not previously identified in the Form 8-K), (iii) immaterial misstatements to reclassify the impacts of non-cash capital expenditures in accounts payable in its operating and investing cash flows, (iv) an error in its interim non-GAAP Adjusted EBITDA calculation, which resulted in an understatement of its consolidated Adjusted EBITDA for the first and second quarters of 2024, and (v) certain other individual immaterial misstatements that are also immaterial in the aggregate. The Company expects to report in the Form 10-Q material weaknesses in its internal control over financial reporting. As a result, the disclosure controls and procedures will be ineffective as of June 30, 2024.

The Company intends to restate the affected financial statements as soon as reasonably practical in an amendment to the 2023 Form 10-K and the Q2 2024 Form 10-Q, but requires additional time to complete the amendments. As a result, the Company is not able to timely complete the preparation of its financial statements and related disclosures to be included in the Form 10-Q. The Company intends to file the Form 10-Q as soon as practicable, but does not expect to be able to do so within the five-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification.

Jeffrey Cathey	(913) 344-9200
(Name)	(Area Code) (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes □ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? □ Yes ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This filing may contain forward-looking statements. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. We use words such as “may,” “would,” “could,” “should,” “will,” “likely,” “expect,” “anticipate,” “believe,” “intend,” “plan,” “forecast,” “outlook,” “project,” “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. These statements are based on the Company’s current expectations and involve risks and uncertainties that could cause the Company’s actual results to differ materially. Factors that may cause future results to differ materially from the Company’s current expectations include the risk that the preparation of the Company’s restated financial statements or other subsequent events would require the Company to make additional financial statement adjustments, the risk that estimates are incorrect, the methodology applied to calculate the estimates of the adjustments, and inherent limitations in internal control over financial reporting. For further information on risks and uncertainties that may affect the Company’s business, see the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 and its Quarterly Report on Form 10-Q for the quarters ended December 31, 2023 and March 31, 2024 filed with the Securities and Exchange Commission ("SEC"), as well as the Company's other reports filed from time to time with the SEC. The Company undertakes no obligation to update any forward-looking statements made in this filing to reflect future events or developments, except as required by law. Because it is not possible to predict or identify all such factors, this list cannot be considered a complete set of all potential risks or uncertainties.

Compass Minerals International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2024	By:	/s/ Jeffrey Cathey
Name: Jeffrey Cathey
Title: Chief Financial Officer